Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

November 30, 2016

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
Accelerated Return Notes® Linked to the S&P 500® Index	November 22, 2016	ARN-62
Accelerated Return Notes® Linked to the EURO STOXX 50® Index	November 22, 2016	ARN-63
Capped Buffer GEARS	November 28, 2016	K746
Capped Leveraged Index Return Notes® Linked to the S&P 500® Index	November 22, 2016	LIRN-35
Autocallable Market-Linked Step Up Notes Linked to the Russell 2000® Index	November 22, 2016	SUN-100
Autocallable Market-Linked Step Up Notes Linked to the EURO STOXX 50® Index	November 22, 2016	SUN-101
Market-Linked Step Up Notes Linked to the S&P 500® Index	November 22, 2016	SUN-102
Trigger GEARS	November 28, 2016	T903
Auto-Callable Contingent Income Securities due November 30, 2017	November 25, 2016	U1823